TELEDYNE TECHNOLOGIES INCORPORATED

1049 Camino Dos Rios

Thousand Oaks, California 91360

(805) 373-4545

April 6, 2021

VIA EDGAR

Ms. Sherry Haywood

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Re:	Teledyne Technologies Incorporated

Registration Statement on Form S-4

File No. 333-253859

Request for Effectiveness

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (File No. 333-253859) filed by Teledyne Technologies Incorporated (the “Registrant”) with the U.S. Securities and Exchange Commission on March 4, 2021, as amended on March 26, 2021 (the “Registration Statement”).

The Registrant hereby requests, pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement to 4:00 P.M., Washington, D.C. time, on April 12, 2021 or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time. The Registrant hereby authorizes Hannah T. Frank and/or Scott E. Westwood, of McGuireWoods LLP, to orally modify or withdraw this request for acceleration.

Please contact Ms. Frank at (412) 667-7936 or HFrank@mcguirewoods.com with any questions you may have concerning this letter, or if you require any additional information. Please notify Ms. Frank when this request for acceleration of effectiveness of the Registration Statement has been granted.

Thank you for your assistance in this matter.

[Signature Page follows]

Very truly yours,

TELEDYNE TECHNOLOGIES INCORPORATED

By:	/s/ Melanie S. Cibik
Melanie S. Cibik
Senior Vice President, General Counsel, Chief Compliance Officer and Secretary

cc:	Scott E. Westwood, McGuireWoods LLP
Hannah T. Frank, McGuireWoods LLP